Exhibit 99.2

Huami Corporation Reports Third Quarter 2020 Unaudited Financial Results

BEIJING, November 23, 2020 /PRNewswire/ — Huami Corporation (NYSE: HMI) today reported revenue of RMB2.2 billion, or US$329.2 million; GAAP diluted net income per share of RMB0.31 (US$0.05), or GAAP diluted net income per ADS of RMB1.24 (US$0.18) for the third quarter ended September 30, 2020.

“Third quarter unit and revenue growth of 16% and 20%, respectively, was predominantly driven by shipments of the Xiaomi Mi Band 5, continued geographic expansion, and the effect of improved economic conditions in many regions,” said Wang Huang, Chairman and CEO of Huami. “We are continuing our strategy as a value leader, leveraging our proprietary technology to drive feature set/price points that are attractive to many budget ranges, and we launched a number of promising new products in the third quarter. At the same time we are continuing to explore the healthcare services business with our partners like Prudential Asia, in order to capture the opportunities in the fast-growing healthcare service industry.”

“We continue to manage the business for long-term success,” added chief financial officer Leon Deng. “However, we experienced some new products launch plan delays and production delays due to the pandemic, and resurgence of the virus in many key markets tempers our near-term outlook. As a result, we will be exercising control on expenses in the coming quarter by focusing on projects with higher return on investment.”

Third Quarter 2020 Financial Summary

GAAP in millions, except percentages and per share	For the Three Months Ended		For the Nine Months Ended
amounts	Sept. 30, 2020	Sept. 30, 2019[1]	Sept. 30, 2020	Sept. 30, 2019[1]
Revenue RMB	2,235.1	1,862.5	4,460.8	3,700.8
Revenue USD	329.2	260.6	657.0	517.8
Gross Margin	20.6%	25.2%	21.5%	26.1%
Net income attributable to Huami Corporation RMB	81.1	203.3	113.5	368.0
Adjusted net income attributable to Huami Corporation RMB[2]	120.8	209.8	165.5	416.6

Diluted net income per share RMB	0.31	0.79	0.44	1.43
Diluted net income per ADS USD	0.18	0.44	0.26	0.80
Adjusted diluted net income per share RMB[3]	0.46	0.81	0.64	1.62
Adjusted diluted net income per ADS USD	0.27	0.45	0.38	0.91
Units Shipped	15.9	13.7	32.4	27.6

1  The USD numbers in 2019 are referenced with the prior 6-K disclosures.

2  Adjusted net income attributable to Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Adjusted diluted net income is the abbreviation of Adjusted net income attributable to ordinary shareholders of Huami Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation.

Management’s Discussion and Analysis

Revenue

Total units shipped in the third quarter 2020 increased 16.1% year-over-year, reaching 15.9 million, compared with 13.7 million in the third quarter of 2019. Third quarter revenues reached RMB2,235.1 million (US$329.2 million), an increase of 20% from the third quarter of 2019. The increase in the quarter was driven primarily by sales through Xiaomi, principally the new Mi Band 5. Sales of self-branded products in the third quarter were primarily driven by new products, including the new Amazfit watches and TWS earbuds. Both sequential and year-over-year quarterly revenue changes can be affected by seasonality of purchase patterns globally, as well as by timing of new product introductions.

Covid-19 Impact

The negative impact of Covid-19 receded in Q3 on retail sales and the worldwide economy generally. China’s GDP rose 5% in the third quarter, some sectors of European retail were stronger, and U.S. retail sales increased 5% in September. We believe this was a contributing factor to Huami’s growth in the third quarter, and we experienced a significant rebound and growth of device activations in most of the markets during the quarter, compared sequentially to the June quarter.

Production delays related to the pandemic in the quarter delayed the launch date of a new product and affected new product inventory availability.

Currently, it is reported that a new resurgence of COVID-19 cases is widely around the world, including the U.S., many European countries, Russia, and Japan. Renewed restrictions are being implemented and considered. We expect this resurgence to negatively impact our customers and fourth quarter sales of our key product categories.

Longer-term, smart health technology plays a unique and important role in healthcare, as outlined in a recent white paper published by the company. Industry forecasts and research into consumer adoption and use of wearables and personal health technology still point to strong future demand. However, the company expects the near-term disruptions to daily life on a global scale will impact the fourth quarter, and are setting its expectations accordingly.

Gross Margin

Gross margin in the third quarter 2020 was 20.6%, compared with 25.2% in the year-ago third quarter. Gross margin and gross profit are affected by product mix as different products have different margin contributions, and these can change over the life of a product. In the third quarter 2020, mix between total Xiaomi and self-branded unit shipments was the same as the prior year’s quarter, but gross margin was predominantly driven by lower margins on Xiaomi products compared to the year-ago quarter.

Research & Development

Third quarter 2020 R&D expense was RMB172.9 million, increasing 38.8% year-over year, and comprised 7.7% of revenue, compared to 6.7% of revenue in the year-ago third quarter, reflecting personnel additions and expansion of R&D activities for future products and new product categories, including consumer products and analytics solutions for industry. The company believes that smart R&D investment is key, and that at this percent of sales level is adequately resourced to effectively develop and bring to market new smart devices and analytics for consumers and industry.

Sales & Marketing

Sales and Marketing expense for the third quarter 2020 was RMB115.6 million, increasing 104.2% year-over-year, and comprised 5.2% of revenue, compared to 3.0% of revenue in the year-ago quarter. Higher sales and marketing expense in 2020 was mainly driven by brand promotions for our own branded products globally.

General & Administrative

General and Administrative expense was RMB91.0 million, increasing 30.8% year-over-year, and comprised 4.1% of revenue, compared to 3.7% in the 2019 third quarter. The increase is primarily due to an increase in share-based compensation.

Operating Income and Expenses

Total Operating Expense for the third quarter 2020 was RMB379.5 million, up 51.3% from the year-ago quarter, reflecting the investments in R&D, Sales and Marketing and G&A described in the preceding sections. Total operating expense represented 17.0% of revenue in the third quarter 2020 compared to 13.5% in the year-ago quarter. The company will be exercising control on expenses in the fourth quarter, focusing on costs as a percent of sales.

Operating Income for the third quarter 2020 was RMB80.6 million, down 63.2% from RMB219.1 million in the year-ago quarter.

Liquidity and Capital Resources

At September 30, 2020, the Company had cash and cash equivalents of RMB2,555.6 million (US$376.4 million), compared with RMB1,803.1 million as of December 31, 2019.

Outlook

For the fourth quarter of 2020, the management of the Company currently expects:

•                  Net revenues to be between RMB1.95 billion and RMB2.15 billion, compared with RMB2.11 billion in the fourth quarter of 2019.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 7:30 a.m. Eastern Standard Time on Monday, November 23, 2020 (8:30 p.m. Beijing Time on November 23, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Huami Corporation.”

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available one hour after the call until November 30, 2020 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10149826

About Huami Corporation

Huami’s mission is to connect health with technology. Since its inception in 2013, Huami has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health products for consumers, and analytics services for industry. In 2019, Huami shipped 42.3 million units of smart watches and fitness bands, including its own Amazfit brand, and products developed and manufactured for Xiaomi, comprising 26% of global category shipments4. Huami Corporation is based in Hefei, China, with U.S. operations, Huami-USA, based in Cupertino, Calif. For more information, please visit https://www.huami.com/investor/pages/company-profile.

4 IDC, Correcting and Replacing Shipments of Wearable Devices, 3/10/20

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation.

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Huami Corporation

Brad Samson

Tel: 1+714-955-3951

E-mail: brad.samson@huami-usa.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,803,117	2,555,561	376,393
Restricted cash	874	2,404	354
Term deposit	—	200,000	29,457
Accounts receivable	188,940	157,983	23,268
Amounts due from related parties, current	1,421,170	1,312,677	193,336
Inventories	893,806	1,100,458	162,080
Short-term investments	17,187	18,118	2,668
Prepaid expenses and other current assets	67,358	101,982	15,020
Total current assets	4,392,452	5,449,183	802,576

Property, plant and equipment, net	64,350	106,771	15,726
Intangible asset, net	85,753	158,334	23,320
Goodwill	5,930	70,980	10,454
Long-term investments	406,099	336,759	49,599
Deferred tax assets	102,649	128,794	18,969
Other non-current assets	8,828	15,405	2,269
Non-current operating lease right-of-use assets	108,682	168,266	24,783
Total assets	5,174,743	6,434,492	947,696

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,999,951	2,215,864	326,361
Advance from customers	44,793	41,865	6,166
Amount due to related parties, current	14,769	7,565	1,114
Accrued expenses and other current liabilities	352,249	291,108	42,875
Income tax payables	67,854	34,052	5,015
Notes payable	2,184	—	—
Bank borrowings	—	814,207	119,920
Total current liabilities	2,481,800	3,404,661	501,451
Deferred tax liabilities	5,399	21,646	3,188
Long-term borrowing	—	60,000	8,837
Other non-current liabilities	113,596	172,254	25,370
Non-current operating lease liabilities	76,360	125,020	18,413
Total liabilities	2,677,155	3,783,581	557,259

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
Equity
Ordinary shares	155	156	23
Additional paid-in capital	1,478,902	1,533,475	225,856
Accumulated retained earnings	910,612	1,024,161	150,843
Accumulated other comprehensive income	111,081	95,274	14,032
Total Huami Corporation shareholders’ equity	2,500,750	2,653,066	390,754
Non-controlling interests	(3,162)	(2,155)	(317)
Total equity	2,497,588	2,650,911	390,437
Total liabilities and equity	5,174,743	6,434,492	947,696

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Revenues	1,862,531	2,235,093	329,194
Cost of revenues	1,392,670	1,775,017	261,432
Gross profit	469,861	460,076	67,762
Operating expenses:
Selling and marketing	56,631	115,617	17,029
General and administrative	69,578	90,987	13,401
Research and development	124,538	172,891	25,464
Total operating expenses	250,747	379,495	55,894
Operating income	219,114	80,581	11,868
Other income and expenses:
Interest income	10,911	10,330	1,521
Other expenses, net	(1,971)	(5,754)	(847)
Gain from fair value change of long-term investment	—	3,304	487
Income before income tax	228,054	88,461	13,029
Income tax expenses	(27,518)	(8,437)	(1,243)
Income before loss from equity method investments	200,536	80,024	11,786
Net income from equity method investments	2,878	2,472	364
Net income	203,414	82,496	12,150
Less: Net income attributable to non-controlling interest	77	1,422	209
Net income attributable to Huami Corporation	203,337	81,074	11,941
Net income attributable to ordinary shareholders of Huami Corporation	203,337	81,074	11,941
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.83	0.33	0.05
Diluted income per ordinary share	0.79	0.31	0.05

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	3.31	1.30	0.19
ADS — diluted	3.15	1.24	0.18

Weighted average number of shares used in computing net income per share
Ordinary share — basic	245,934,981	248,748,630	248,748,630
Ordinary share — diluted	258,343,485	260,829,357	260,829,357

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to Huami Corporation	203,337	81,074	11,941
Share-based compensation expenses	6,491	39,723	5,851
Adjusted net income attributable to Huami Corporation	209,828	120,797	17,792

	For the Three Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	203,337	81,074	11,941
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	6,491	39,723	5,851
Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	209,828	120,797	17,792

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.85	0.49	0.07
Adjusted diluted income per ordinary share	0.81	0.46	0.07

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	3.41	1.94	0.29
ADS — diluted	3.25	1.85	0.27

Weighted average number of shares used in computing net income per share
Ordinary share — basic	245,934,981	248,748,630	248,748,630
Ordinary share — diluted	258,343,485	260,829,357	260,829,357

Share-based compensation expenses included are follows:
Cost of revenues	8	—	—
Selling and marketing	647	556	82
General and administrative	4,130	21,033	3,098
Research and development	1,706	18,134	2,671
Total	6,491	39,723	5,851

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Revenues	3,700,842	4,460,828	657,009
Cost of revenues	2,736,224	3,502,809	515,908
Gross profit	964,618	958,019	141,101
Operating expenses:
Selling and marketing	119,219	241,802	35,614
General and administrative	165,900	197,293	29,058
Research and development	290,669	408,434	60,156
Total operating expenses	575,788	847,529	124,828
Operating income	388,830	110,490	16,273
Other income and expenses:
Interest income	23,204	31,668	4,664
Other income (expenses), net	2,842	(13,772)	(2,028)
Gain from fair value change of long-term investment	—	4,597	677
Income before income tax	414,876	132,983	19,586
Income tax expenses	(50,552)	(12,956)	(1,908)
Income before loss from equity method investments	364,324	120,027	17,678
Net income (loss) from equity method investments	2,647	(5,471)	(806)
Net income	366,971	114,556	16,872
Less: Net income (loss) attributable to non-controlling interest	(1,014)	1,007	148
Net income attributable to Huami Corporation	367,985	113,549	16,724
Less: Undistributed earnings allocated to participating nonvested restricted shares	2,102	—	—
Net income attributable to ordinary shareholders of Huami Corporation	365,883	113,549	16,724
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	1.51	0.46	0.07
Diluted income per ordinary share	1.43	0.44	0.06

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	6.03	1.83	0.27
ADS — diluted	5.73	1.75	0.26

Weighted average number of shares used in computing net income per share
Ordinary share — basic	242,542,392	248,080,549	248,080,549
Ordinary share — diluted	255,322,189	259,723,569	259,723,569

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to Huami Corporation	367,985	113,549	16,724
Share-based compensation expenses	48,579	51,936	7,649
Adjusted net income attributable to Huami Corporation	416,564	165,485	24,373

	For the Nine Months Ended September 30,
	2019	2020
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	365,883	113,549	16,724
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	48,301	51,936	7,649
Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	414,184	165,485	24,373

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	1.71	0.67	0.10
Adjusted diluted income per ordinary share	1.62	0.64	0.09

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	6.83	2.67	0.39
ADS — diluted	6.49	2.55	0.38

Weighted average number of shares used in computing net income per share
Ordinary share — basic	242,542,392	248,080,549	248,080,549
Ordinary share — diluted	255,322,189	259,723,569	259,723,569

Share-based compensation expenses included are follows:
Cost of revenues	47	(54)	(8)
Selling and marketing	2,557	1,820	268
General and administrative	36,539	28,963	4,266
Research and development	9,436	21,207	3,123
Total	48,579	51,936	7,649